Exhibit 99.1

Arbe Announces Second Quarter 2026 Financial Results

TEL AVIV, Israel, August 6, 2026 - Arbe Robotics Ltd. (NASDAQ: ARBE) (TASE: ARBE), a global leader in ultra-high-resolution radar solutions, announced financial results for its second quarter ended June 30, 2026.

Recent Highlights

●	Defense and homeland security deliveries: Arbe’s technology was selected by a leading global defense and homeland security system integrator, and the parties signed a framework collaboration agreement covering three joint projects, with plans to expand cooperation into additional initiatives. Arbe has begun deliveries of radar systems directly from its production line, with additional shipments expected as production ramps.

●	Robotaxi systems with Arbe on the road: Building on the previously reported robotaxi engagements, Arbe’s radar systems have been integrated into vehicles that have commenced on-road trials. Arbe continues to be engaged in active bid processes with additional robotaxi players.

●	Progress in China with HiRain: Arbe’s Tier 1 HiRain, a leading supplier offering a portfolio of radar systems based on Arbe’s chipset, has advised Arbe that it is progressing toward production, currently planned for the beginning of 2027, delivering on the previously announced order from its L4 OEM customer. HiRain is also competing in meaningful RFIs and RFQs.

●	Progress with OEMs actively testing advanced radar solutions: Arbe is actively participating in evaluations together with its Tier 1s to replace the OEMs’ existing radar technologies. Arbe is regarded as the leading ultra-high-resolution radar provider for L3 and higher autonomy.

●	Broader radar applications: Sensrad, a Tier 1 supplying imaging radar based on Arbe’s chipset for defense and commercial applications, announced a new collaboration with VirtuRail, which is integrating the radar into its automated service vehicles for underground tunnel construction. Arbe continues to supply chipsets to Sensrad, supporting Sensrad’s customers Watchit, Forterra, and Tianyi. Arbe is also directly engaged in additional non-automotive programs at various stages of evaluation.

●	Continued revenue growth: Arbe’s new strategy of focusing on broader markets with more immediate revenue potential delivered results. Revenue growth in the quarter was due to increased chipset sales to automotive Tier 1s, radar system sales for defense and civilian programs, and ongoing engineering and development services.

●	Efficiency measures: At the same time, Arbe is focused on maintaining a low expense footprint and more efficient operations. The full impact of the approximately 15% expense reduction initiated in the first quarter of 2026 is expected to be reflected in the third quarter of 2026. Management believes that the current balance sheet, with around $42 million in cash, cash equivalents and short-term bank deposits, combined with ongoing revenue growth and a targeted reduction in cash burn to below $7 million per quarter, extends the Company’s cash runway to execute on its growth plans.

Management Comments

Kobi Marenko, President and Co-Founder of Arbe, commented, “We are pleased with our performance in the second quarter, making solid progress. In automotive, our radar systems are now installed in robotaxi vehicles that have begun on-road trials. In defense and homeland security, we have started delivering systems that have been successfully field-tested. We see strong demand, with customers and potential customers requiring our radar solutions for immediate needs.”

Ram Machness, Chief Executive Officer of Arbe, commented, “Our strategy of diversifying sales into new markets with immediate needs and shorter sales cycles is paying off, reflected in a clear revenue growth trend. Growth in the quarter came from our expanding customer base across automotive, defense, and civilian programs. We believe that these sales are evidence that our transition from a chipset supplier to a complete radar technology provider is opening up new and diversified markets for us with revenue potential in both the short and long-term.”

Second Quarter 2026 Financial Results Highlights

Revenues for Q2 2026 were $0.7 million, compared to $0.3 million in Q2 2025. Backlog as of June 30, 2026, amounted to $1 million.

Gross loss for Q2 2026 was around $0, compared to a gross loss of $0.2 million in Q2 2025.

Operating expenses in Q2 2026 were $9.8 million, compared to $11.3 million in Q2 2025.

The lower expenses were primarily driven by lower share-based compensation expenses, reflecting both the lower grant-date fair values of equity awards issued during the period and the ongoing vesting of previously granted awards, some of which have now fully vested. The increased expenses due to the unfavorable exchange rate impact, was offset by a decrease in headcount as part of the cost-reduction measures taken this quarter, which are expected to be fully reflected by next quarter.

Operating loss in Q2 2026 was $9.8 million, compared to an $11.5 million loss in Q2 2025.

Net loss in Q2 2026 was reduced to $9.1 million, compared to a net loss of $10.2 million in Q2 2025.

Adjusted EBITDA for Q2 2026, a non-GAAP measure that excludes expenses for non-cash share-based compensation and non-recurring items, was a loss of $8.7 million, compared with a loss of $8.9 million in Q2 2025. Management believes that this non-GAAP measurement is important in evaluating the Company’s use of cash and in planning cash requirements in the coming periods.

Balance Sheet and Liquidity Highlights

As of June 30, 2026, Arbe had $41.9 million in cash, cash equivalents and short-term bank deposits.

As of June 30, 2026, Arbe had $40.5 million in shareholders’ equity.

The Company is in compliance with the financial covenants set forth in the convertible debentures and holds cash substantially above the minimum threshold.

Outlook

Arbe is reaffirming its full-year 2026 outlook provided in February 2026.

Based on current market conditions and customer engagement visibility, the Company’s outlook for 2026 is as follows:

●	Revenue in the range of $4 million to $6 million.

●	Adjusted EBITDA for 2026 is projected to be a loss in the range of $28 million to $31 million, reflecting the Company’s strengthened balance sheet and cost-reduction measures.

This outlook reflects management’s current expectations as of the date of this press release and is subject to change based on market conditions, customer adoption timelines, and other factors.

Arbe expects to continue signing additional automotive OEM design wins over time, beyond the recently announced design win. However, the timing of future wins remains dependent on OEM adoption cycles, which are taking longer than previously anticipated. As a result, the Company is not providing guidance on the timing of additional automotive OEM design wins.

Conference Call and Webcast Details

Arbe will host a conference call and webcast on August 6, 2026 at 8:30 a.m. Eastern Time. Speakers will include Kobi Marenko, President and Co-Founder, Ram Machness, Chief Executive Officer, and Karine Pinto-Flomenboim, Chief Financial Officer.

The live call may be accessed via:

U.S. Toll Free: 1-844-481-3015

International: 1-412-317-1880

Israel: +972 3-374-1008

The Company encourages participants to pre-register for the conference call using the following link:

https://dpregister.com/sreg/10210907/1048b9b7c88

Participants may pre-register at any time, including up to and after the call start time.

A live webcast of the call can be accessed from the following link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=5uX9T5sU

The day after the call, an archived webcast of the call can be accessed from Arbe’s Investor Relations website at: https://ir.arberobotics.com.

About Arbe

Arbe (NASDAQ: ARBE), a global leader in ultra-high-resolution radar solutions, is redefining radar as a core sensing platform for next-generation mobility and advanced sensing applications. Arbe’s complete radar technology stack includes proprietary automotive-grade RF transmitter and receiver chips, a high-definition radar processing chip, the Phoenix radar system with 2,304 virtual channels, and advanced AI algorithms that transform radar data into a perception-ready layer. By delivering an exceptional level of detail, real-time processing, and scalable system performance, Arbe enables OEMs, Tier 1s, and technology partners to build more capable perception systems for passenger vehicles, robotaxis, heavy machinery, defense, and additional advanced sensing markets.

Headquartered in Tel Aviv, Israel, the company also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains, and the conference call described in this press release will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include our ability to transition to a scaled production company, to expand our presence in Level 4 robotaxi, robotruck and autonomous commercial and off-road vehicle markets, and to advance OEM and Tier 1 programs, to successfully develop and market our products in various other markets including perimeter-security, other defense initiatives and physical AI fields; whether and when we secure the orders we anticipate and the extent of any orders we receive in the various markets we are targeting; our ability to meet expectations with respect to our financial guidance and outlook; the timing and completion of key product and project orders and milestones; expectations regarding our collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from terrorism and hostilities in Israel and with its neighboring countries including the effects of the continuing conflict with Hamas in Gaza despite the ceasefire and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any action Iran or Hezbollah may take against Israel in the event the ceasefires with Iran and Hezbollah end; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Ehud Helft

EK Global Investor Relations

arbe@ekgir.com

+1 212 378 8040

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2026		December 31, 2025
	(Unaudited)
Current Assets:
Cash and cash equivalents	5,037		4,028
Restricted cash	280		280
Short term bank deposits	36,601		40,690
Trade receivable	807		571
Other assets – funds held in escrow	25,051		24,525
Derivative assets	237		-
Prepaid expenses and other receivables	1,733		1,685
Total current assets	69,746		71,779

Non-Current Assets
Operating lease right-of-use assets	1,465		893
Property and equipment, net	999		1,176
Total non-current assets	2,464		2,069

Total assets	72,210		73,848

Current liabilities:
Trade payables	422		774
Operating lease liabilities	485		679
Employees and payroll accruals	4,120		3,706
Convertible bonds	24,047		24,757
Accrued expenses and other payables	1,109		2,950
Derivative Liabilities	145		50
Total current liabilities	30,328		32,916

Long term liabilities
Operating lease liabilities	1,375		1,351
Warrant Liability - ITAC	4		12
Total long-term liabilities	1,379		1,363

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*	)	*	)
Capital & Premium	358,397		338,947
Accumulated Deficit	-317,894		-299,378
Total shareholders’ equity	40,503		39,569

Total liabilities and shareholders’ equity	72,210		73,848

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	703	274	1,164	314
Cost of revenues	709	459	1,297	797
Gross loss	(6)	(185)	(133)	(483)

Operating Expenses:
Research and development, net	7,058	8,216	15,112	17,909
Sales and marketing	1,020	1,297	2,307	2,678
General and administrative	1,750	1,782	3,626	3,771
Total operating expenses	9,828	11,295	21,045	24,358

Operating loss	(9,834)	(11,480)	(21,178)	(24,841)

Financing expenses (Income ) net	(740)	(1,322)	(2,662)	(865)

Net loss	(9,094)	(10,158)	(18,516)	(23,976)

Basic net loss per ordinary share	(0.07)	(0.09)	(0.15)	(0.23)

Weighted-average number of ordinary shares used in computing basic net loss per ordinary share	128,637,952	112,196,403	125,576,293	104,497,312

Diluted net loss per ordinary share	(0.07)	(0.09)	(0.15)	(0.23)

Weighted-average number of ordinary shares used in computing diluted net loss per ordinary share	128,637,952	112,196,403	125,576,293	104,497,312

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Loss	(9,094)	(10,158)	(18,516)	(23,976)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	116	132	243	267
Share-based compensation	989	2,263	2,222	5,573
Warrants to service providers	48	155	91	364
Revaluation of warrants	2	273	(8)	(7)
Revaluation of convertible bonds	221	586	(477)	613
Finance income	(452)	(1,856)	(1,857)	(2,063)

Change in operating assets and liabilities:
Increase in trade receivable	(296)	(224)	(236)	(131)
Decrease (increase) in prepaid expenses and other receivables	58	(534)	(48)	536
Operating lease ROU assets and liabilities, net	(20)	50	(39)	104
Increase (decrease) in trade payables	48	(67)	(374)	(137)
Increase (decrease) in employees and payroll accruals	(2,186)	290	414	287
Increase (decrease) in Derivative Liabilities / Assets	(682)	(1,465)	(142)	247
Increase (decrease) in accrued expenses and other payables	(683)	(1,221)	(1,841)	325

Net cash used in operating activities	(11,931)	(11,776)	(20,568)	(17,998)

Cash flows from investing activities:
Change in bank deposits	8,760	10,843	4,710	(42,337)
Purchase of property and equipment	(44)	(59)	(44)	(84)

Net cash provided by (used in) investing activities	8,716	10,784	4,666	(42,421)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	-	-	17,081	30,758
Proceeds from the conversion of convertible bonds	-	-	-	21,696
Proceeds from exercise of warrants	-	-	-	493
Proceeds from exercise of options	9	2	56	440
Redemption of convertible notes upon voluntary conversion	-	-	(233)	-

Net cash provided by financing activities	9	2	16,904	53,387

Increase (decrease) in cash, cash equivalents and restricted cash	(3,206)	(990)	1,002	(7,032)
Effect of exchange rate fluctuations on cash and cash equivalent	(22)	690	7	148
Cash, cash equivalents and restricted cash at the beginning of period	8,545	7,184	4,308	13,768

Cash, cash equivalents and restricted cash at the end of period	5,317	6,884	5,317	6,884

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
GAAP net loss attributable to ordinary shareholders	(9,094)	(10,158)	(18,516)	(23,976)

Add:
Share-based compensation	989	2,263	2,222	5,573
Warrants to service providers	48	155	91	364
Revaluation of warrants and accretion	2	273	(8)	(7)
Convertible bonds accretion	221	586	(477)	613
Non-recurring expenses related to convertible bonds	-	-	-	960

Non-GAAP net loss	(7,834)	(6,881)	(16,688)	(16,473)

Basic Non-GAAP net loss per ordinary share	(0.06)	(0.06)	(0.13)	(0.16)

Weighted-average number of shares used in computing basic Non-GAAP net loss per ordinary share	128,637,952	112,196,403	125,576,293	104,497,312

Diluted Non-GAAP net loss per ordinary share	(0.06)	(0.06)	(0.13)	(0.16)

Weighted-average number of shares used in computing diluted Non-GAAP net loss per ordinary share	128,637,952	112,196,403	125,576,293	104,497,312

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
GAAP net loss attributable to ordinary shareholders	(9,094)	(10,158)	(18,516)	(23,976)

Add:
Financial expenses / (income), net	(740)	(1,322)	(2,662)	(865)
Depreciation	116	132	243	267
Share-based compensation	989	2,263	2,222	5,573
Warrants to service providers	48	155	91	364

Adjusted EBITDA	(8,681)	(8,930)	(18,622)	(18,637)